CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2013		2012		2011		2010		2009
Earnings from continuing operations	$160,685		$163,648		$195,848		$255,391		$106,307
Equity (income) loss and dividends from investees	—		—		(3,385)		(38,849)		19,023
Income tax expense	79,575		65,327		102,897		142,498		9,579
Earnings from continuing operations before income taxes	$240,260		$228,975		$295,360		$359,040		$134,909
Fixed charges:
Interest	$81,173		$83,064		$69,428		$97,325		$75,331
Amortization of debt expense, premium, net	4,397		3,156		3,017		3,014		1,897
Portion of rentals representative of an interest factor	488		489		494		431		536
Interest of capitalized lease	622		1,618		1,787		3,972		1,545
Total fixed charges	$86,680		$88,327		$74,726		$104,742		$79,309
Earnings from continuing operations before income taxes	$240,260		$228,975		$295,360		$359,040		$134,909
Plus: total fixed charges from above	86,680		88,327		74,726		104,742		79,309
Plus: amortization of capitalized interest	511		511		545		545		407
Earnings from continuing operations before income taxes and fixed charges	$327,451		$317,813		$370,631		$464,327		$214,625
Ratio of earnings to fixed charges	3.78	x	3.60	x	4.96	x	4.43	x	2.71	x
Total fixed charges from above	$86,680		$88,327		$74,726		$104,742		$79,309
Preferred stock dividends	—		—		40		72		50
Total fixed charges and preferred stock dividends	$86,680		$88,327		$74,766		$104,814		$79,359
Ratio of earnings to combined fixed charges and preferred stock dividends	3.78	x	3.60	x	4.96	x	4.43	x	2.70	x